Agibank Concludes Third FIDC Issuance, Totaling R$ 2.1 Billion

The transaction supports Agi’s funding diversification strategy and expands credit origination capacity

São Paulo, October 1, 2026 - Agibank (the “Bank”), a bank that operates a hybrid platform combining the efficiency and scalability of digital with the proximity and service of a physical presence, announces the closing of the issuance of Class A shares (quotas) of the Fundo de Investimentos em Direitos Creditórios Agibank III Responsabilidade Limitada (“FIDC Agibank III”), totaling R$ 2.1 billion. Agibank is a subsidiary of Agi Inc. (NYSE: AGBK) (“Agi”).

The issuance, carried out in two series, features a 132-month maturity and an interest rate equal to the CDI rate + 1.05% per annum. The fund, structured as a Brazilian limited liability closed-end investment fund, is backed by credit rights originating from INSS (Brazilian National Social Security Institute) payroll-deductible loans. The structure is administered by Oliveira Trust DTVM, with management by Oliveira Trust Servicer S.A. and co-management by Agibank Asset Management LTDA. The offering was conducted for public distribution under the automatic registration procedure and private placement in Brazil.

“The completion of this issuance confirms our ability to access different funding sources efficiently and on a recurring basis. The consistency in executing these operations enhances our financial flexibility and strengthens our expansion in a segment where we possess deep expertise, payroll-deductible loans,” highlights Marcello Dubeux, Chief Financial Officer and Investor Relations Officer at Agi.

The transaction, aimed at professional investors, reflects the market’s confidence in the quality of the company’s assets and the resilience of its business model. The FIDC Agibank III quotas were assigned an ‘AAA.br’ rating by Moody’s Local.

“This transaction is a fundamental strategic step in our liability management. Ensuring diversified, long-term funding sources is essential to guarantee predictability and sustainable growth capacity, while maintaining our non-negotiable focus on credit origination with discipline and profitability,” states Glauber Correa, CEO of Agibank.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

No Offer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press & Investor Contact

Media: agibank@icrinc.com

Investors: investors.agiinc.com